FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549



                     Report of Foreign Private Registrants

                       Pursuant to Rule 13a-16 or 15d-16

                    of the Securities Exchange Act of 1934

                        For the month of November, 2002

                          GRANITE MORTGAGES 02-1 PLC
                (Translation of registrant's name into English)
                         Fifth Floor, 100 Wood Street,
                           London EC2V 7EX, England
                   (Address of principal executive offices)


                       GRANITE FINANCE TRUSTEES LIMITED
                (Translation of registrant's name into English)
                        22 Grenville Street, St Helier,
                        Jersey JE4 8PX, Channel Islands
                   (Address of principal executive offices)


                        GRANITE FINANCE FUNDING LIMITED
                (Translation of registrant's name into English)
                       35 New Bridge Street, 4th Floor,
                         Blackfriars, London EC4V 6BW,
                                    England
                   (Address of principal executive offices)

     Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F

                   Form 20-F.....X....Form 40-F.............

     Indicate by check mark whether the registrants by furnishing the information contained in this Form are also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes............No.......X...........

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.



                                     GRANITE MORTGAGES 02-1 PLC


                                     By:         /s/ Clive Rakestrow
                                            ------------------------
                                     Name:  L.D.C. Securitisation Director
                                     No. 1 Limited by its authorized person
                                     Clive Rakestrow for and on its behalf
                                     Title: Director

Date: 18 December 2002

                                     GRANITE FINANCE FUNDING LIMITED


                                     By:         /s/ Nigel Charles Bradley
                                            ------------------------------
                                     Name:  Nigel Charles Bradley
                                     Title: Director

Date: 18 December 2002

                                     GRANITE FINANCE TRUSTEES LIMITED


                                     By:            /s/  Richard Gough
                                            --------------------------
                                     Name:  Richard Gough
                                     Title: Director

Date: 18 December 2002

INVESTORS' MONTHLY REPORT
-------------------------
GRANITE MORTGAGES 02-1 PLC
--------------------------
Monthly Report re: Granite Mortgages 02-1 Plc, Granite Finance Trustees Limited and Granite Finance Funding Limited
Period 1 November 2002 - 30 November 2002

N.B. this data fact sheet and its notes can only be a summary of certain features of the bonds and their structure. No representation can be made that the information herein is accurate or complete and no liability is accepted therefor. Reference should be made to the issue documentation for a full description of the bonds and their structure. This data fact sheet and its notes are for information purposes only and are not intended as an offer or invitation with respect to the purchase or sale of any security. Reliance should not be placed on the information herein when making any decision whether to buy, hold or sell bonds (or other securities) or for any other purpose.

Mortgage Loans

--------------------------------------------------------------------------------------------
Number of Mortgage Loans in Pool                                      119,407

Current Balance                                              (pound)7,649,691,648

Last Months Closing Trust Assets                             (pound)8,013,369,015

Funding share                                                (pound)7,128,545,263

Funding Share Percentage                                               93.19%

Seller Share                                                  (pound)521,146,385

Seller Share Percentage                                                6.81%

Minimum Seller Share (Amount)                                 (pound)159,516,543

Minimum Seller Share (% of Total)                                      2.09%
--------------------------------------------------------------------------------------------

Arrears Analysis of Non Repossessed Mortgage Loans

--------------------------------------------------------------------------------------------------------------------
                           Number           Principal ((pound))   Arrears ((pound))       By Principal (%)

< 1 Month                  118,451           7,590,567,696               0                     99.23%

> = 1 < 3 Months             817               51,208,484             469,565                   0.67%

> = 3 < 6 Months             109               6,409,468              146,676                   0.08%

> = 6 < 9 Months             24                1,222,060               49,948                   0.02%

> = 9 < 12 Months             5                 233,415                15,656                   0.00%

> = 12 Months                 1                 50,525                 1,064                    0.00%

Total                      119,407          7,649,691,648             682,909                  100.00%
--------------------------------------------------------------------------------------------------------------------

Properties in Possession

--------------------------------------------------------------------------------------------
                           Number           Principal ((pound))   Arrears ((pound))

Total (since inception)      10                 522,289                25,258
--------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------
Properties in Possession                                                 10

Number Brought Forward                                                   9

Repossessed                                                              0

Sold                                                                     3

Number Carried Forward                                                   0

Average Time from Possession to Sale                                  121 days

Average Arrears at Sale                                             (pound)1,846

MIG Claims Submitted                                                     2

MIG Claims Outstanding                                                   0

Average Time from Claim to Payment                                       69
--------------------------------------------------------------------------------------------
Note: The arrears analysis and repossession information is at close of business for the report month

Substitution

--------------------------------------------------------------------------------------------
                                                Number        Principal ((pound))

Substituted this period                            0               (pound)0

Substituted to date (since 26 March 2001)       134,117      (pound)8,887,570,092
--------------------------------------------------------------------------------------------

CPR Analysis

--------------------------------------------------------------------------------------------
                                                Monthly              Annualised

Current Month CPR Rate                           4.75%                 44.26%

Previous Month CPR Rate                          4.51%                 42.50%
--------------------------------------------------------------------------------------------



--------------------------------------------------------------------------------------------
Weighted Average Seasoning (by value) Months                           29.09

Weighted Average Remaining Term (by value) Years                       19.40

Average Loan Size                                                  (pound)64,064

Weighted Average LTV (by value)                                        76.60%
--------------------------------------------------------------------------------------------

Product Breakdown

--------------------------------------------------------------------------------------------
Fixed Rate (by balance)                                                31.30%

Flexible - Together (by balance)                                       27.78%

Variable (by balance)                                                  40.92%

Tracker (by balance)                                                   0.00%

Total                                                                 100.00%
--------------------------------------------------------------------------------------------

Geographic Analysis

--------------------------------------------------------------------------------------------------------------------
                           Number              % of Total         Value ((pound))            % of Total

East Anglia                 3,179                2.66%              203,481,798                 2.66%

East Midlands              10,576                8.86%              595,910,979                 7.79%

Greater London             14,053               11.77%             1,350,935,545               17.66%

North                      18,684               15.65%              860,590,310                11.25%

North West                 17,029               14.26%              911,843,244                11.92%

South East                 18,762               15.71%             1,581,956,233               20.68%

South West                  8,789                7.36%              595,910,979                 7.79%

Wales                       5,389                4.51%              284,568,529                 3.72%

West Midlands               8,636                7.23%              521,708,970                 6.82%

Yorkshire                  14,310               11.98%              742,785,059                 9.71%

Total                      119,407              100.00%            7,649,691,648               100.00%
--------------------------------------------------------------------------------------------------------------------

LTV Levels Breakdown

--------------------------------------------------------------------------------------------------------------------
                                                Number             Value ((pound))           % of Total

< 10%                                             366                6,884,722                  0.09%

> = 10% < 20%                                    1,300               45,898,150                 0.60%

> = 20% < 30%                                    2,687              126,984,881                 1.66%

> = 30% < 40%                                    4,447              261,619,454                 3.42%

> = 40% < 50%                                    6,119              411,553,411                 5.38%

> = 50% < 60%                                    8,344              608,915,455                 7.96%

> = 60% < 70%                                   10,428              792,508,055                10.36%

> = 70% < 80%                                   16,201             1,148,218,716               15.01%

> = 80% < 90%                                   31,409             2,030,993,133               26.55%

> = 90% < 95%                                   27,616             1,656,923,211               21.66%

> = 95% < 100%                                  10,463              557,662,521                 7.29%

> = 100%                                          27                 1,529,938                  0.02%

Total                                           119,407            7,649,691,648               100.00%
--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------
NR Current Existing Borrowers' SVR                                     5.85%

Effective Date of Change                                          1 December 2001
--------------------------------------------------------------------------------------------

Notes       Granite Mortgages 02-1 plc

--------------------------------------------------------------------------------------------------------------------
                         Outstanding                Rating        Reference Rate              Margin
                                               Moodys/S&P/Fitch

Series 1

A1                       $437,200,000              Aaa/AAA/AAA         1.94%                    0.10%

A2                      $1,274,400,000             Aaa/AAA/AAA         2.00%                    0.16%

B                        $69,700,000                Aa3/AA/AA          2.17%                    0.33%

C                        $96,500,000               Baa2/BBB/BBB        3.14%                    1.30%

Series 2

A                     (pound)460,000,000           Aaa/AAA/AAA         4.20%                    0.20%

B                     (pound)16,200,000             Aa3/AA/AA          4.35%                    0.35%

C                     (pound)22,500,000           Baa2/BBB/BBB         5.30%                    1.30%

D                     (pound)15,000,000            Ba2/BB+/BB+         8.50%                    4.50%

Series 3

A                     (euro)600,000,000            Aaa/AAA/AAA         5.15%                Fixed to 04/07

B                     (euro)21,100,000              Aa3/AA/AA          3.66%                    0.30%

C                     (euro)29,300,000             Baa2/BBB/BBB        4.71%                    1.30%
--------------------------------------------------------------------------------------------------------------------

Credit Enhancement

--------------------------------------------------------------------------------------------------------------------
                                                                                          % of Funding Share

Class B Notes ((pound)Equivalent)                                (pound)78,633,262              1.10%

Class C Notes ((pound)Equivalent)                                (pound)108,993,167             1.53%

Class D Notes                                                    (pound)15,000,000              0.21%
--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
Granite Mortgages 02-1 Reserve Fund Requirement                  (pound)34,372,240              0.48%

Balance Brought Forward                                          (pound)34,372,240              0.48%

Drawings this Period                                                  (pound)0                  0.00%

Reserve Fund Top-up this Period*                                      (pound)0                  0.00%

Excess Spread                                                         (pound)0                  0.00%

Current Balance                                                  (pound)34,372,240              0.48%
--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
Funding Reserve Balance                                       (pound)11,810,171                 0.17%

Funding Reserve %                                                       0.5%                     NA
--------------------------------------------------------------------------------------------------------------------
*Top-ups only occur at the end of each quarter.